OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, Ohio 44333

July 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Pamela Long
Sherry Haywood

Re:	OMNOVA Solutions Inc.
Registration Statement on Form S-4 (Registration No. 333-172196)

Ladies and Gentlemen:

On behalf of OMNOVA Solutions Inc. (the “Company”), the undersigned hereby withdraws the request, made pursuant to a letter dated July 5, 2011, to have the Registration Statement on Form S-4 (File No. 333-172196) of the Company declared effective under the Securities Act of 1933.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

OMNOVA SOLUTIONS INC.

By:	/s/ Michael E. Hicks
	Name:	Michael E. Hicks
	Title:	Senior Vice President and Chief Financial Officer

cc:	Michael J. Solecki, Esq.